UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

VALOR LATITUDE ACQUISITION CORP.
(Name of Issuer)
Unit, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant
(Title of Class of Securities)
G9460N114
(CUSIP Number)
May 4, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9460N114	13G	Page 2 of 10

1.	Names Of Reporting Persons TRUXT Brazil Long Bias
2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only
4.	citizenship or place of organization CAYMAN ISLANDS
number of shares beneficially owned by each reporting person with:	5.	sole voting power	0
	6.	shared voting power	1,577,666
	7.	sole dispositive power	0
	8.	shared dispositive power	1,577,666
9.	aggregate amount beneficially owned by each reporting person		1,577,666
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☒
11.	percent of class represented by amount in row (9)		6.9%
12.	type of reporting person (See Instructions)		CO

CUSIP No. G9460N114	13G	Page 3 of 10

1.	Names Of Reporting Persons TRUXT Investments – Equity Long Short Master Fund LLC
2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only
4.	citizenship or place of organization DELAWARE
number of shares beneficially owned by each reporting person with:	5.	sole voting power	0
	6.	shared voting power	26,820
	7.	sole dispositive power	0
	8.	shared dispositive power	26,820
9.	aggregate amount beneficially owned by each reporting person		26,820
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☒
11.	percent of class represented by amount in row (9)		0.1%
12.	type of reporting person (See Instructions)		PN

CUSIP No. G9460N114	13G	Page 4 of 10

1.	Names Of Reporting Persons TRUXT Investimentos Ltda
2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only
4.	citizenship or place of organization BRAZIL
number of shares beneficially owned by each reporting person with:	5.	sole voting power	0
	6.	shared voting power	1,850,000
	7.	sole dispositive power	0
	8.	shared dispositive power	1,850,000
9.	aggregate amount beneficially owned by each reporting person		1,850,000
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	percent of class represented by amount in row (9)		8.0%
12.	type of reporting person (See Instructions)		CO

CUSIP No. G9460N114	13G	Page 5 of 10

1.	Names Of Reporting Persons Bruno de Godoy Garcia
2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only
4.	citizenship or place of organization BRAZIL
number of shares beneficially owned by each reporting person with:	5.	sole voting power	0
	6.	shared voting power	1,850,000
	7.	sole dispositive power	0
	8.	shared dispositive power	1,850,000
9.	aggregate amount beneficially owned by each reporting person		1,850,000
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	percent of class represented by amount in row (9)		8.0%
12.	type of reporting person (See Instructions)		IN

CUSIP No. G9460N114	13G	Page 6 of 10

Item 1.

(a)	Name of Issuer:	Valor Latitude Acquisition Corp.

(b)	Address of Issuer’s Principal	PO Box 309, Ugland House
	Executive Offices:	Grand Cayman, KY1-1104
Item 2.
(a)	Name of Person Filing:
TRUXT Investimentos Ltda (“TRUXT”) and Bruno de Godoy Garcia have shared voting and dispositive power over 1,850,000 units. Mr. Garcia is the Chief Investment Officer and a controlling person of TRUXT.

TRUXT is the investment manager, and Mr. Garcia is the portfolio manager, of TRUXT Brazil Long Bias, a Cayman Islands corporation. TRUXT, Mr. Garcia, and TRUXT Brazil Long Bias may be deemed to share voting and dispositive power with respect to 1,577,666 units held by TRUXT Brazil Long Bias. TRUXT, Mr. Garcia and TRUXT Brazil Long Bias expressly disclaim beneficial ownership of all units held by TRUXT Brazil Long Bias.

TRUXT is also the investment manager, and Mr. Garcia is also the portfolio manager, of TRUXT Investments – Equity Long Short Master Fund LLC, a Delaware limited liability company. TRUXT, Mr. Garcia, and TRUXT Investments – Equity Long Short Master Fund LLC may be deemed to share voting and dispositive power with respect to 26,820 shares of units held by TRUXT Investments – Equity Long Short Master Fund LLC.  TRUXT, Mr. Garcia, and TRUXT Investments – Equity Long Short Master Fund LLC expressly disclaim beneficial ownership of all units held by TRUXT Investments – Equity Long Short Master Fund LLC.

(b)	Address of Principal Business Office:	Av. Ataulfo de Paiva, 153, 6 floor, Leblon
	or, if none, Residence	Rio de Janeiro, RJ, 22440-032 Brazil

(c)	Citizenship:	TRUXT Brazil Long Bias	Cayman Islands corporation
		TRUXT Investments – Equity	Delaware limited liability company
Long Short Master Fund LLC
		TRUXT Investimentos Ltda	Brazilian corporation
		Bruno de Godoy Garcia	Brazil

(d)	Title of Class of Securities:	Unit, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant

(e)	CUSIP Number:	G9460N114

CUSIP No. G9460N114	13G	Page 7 of 10

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

CUSIP No. G9460N114	13G	Page 8 of 10

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	TRUXT Brazil Long Bias	1,577,666
		TRUXT Investments – Equity	26,820
		Long Short Master Fund LLC
		TRUXT Investimentos Ltda	1,850,000
		Bruno de Godoy Garcia	1,850,000

(b)	Percent of class:	TRUXT Brazil Long Bias	6.9%
		TRUXT Investments – Equity	0.1%
		Long Short Master Fund LLC
		TRUXT Investimentos Ltda	8.0%
		Bruno de Godoy Garcia	8.0%

		Calculation of percentage of beneficial ownership is based on 23,000,000 units outstanding as of May 11, 2021, as reported by the Issuer on its Form 8-K filed on May 12, 2021.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	0 for all reporting persons

(ii)	Shared power to vote or to direct the vote:	TRUXT Brazil Long Bias	1,577,666
		TRUXT Investments – Equity	26,820
		Long Short Master Fund LLC
		TRUXT Investimentos Ltda	1,850,000
		Bruno de Godoy Garcia	1,850,000

(iii)	Sole power to dispose or to direct the disposition of:	0 for all reporting persons

(iv)	Shared power to dispose or to direct the disposition of:	TRUXT Brazil Long Bias	1,577,666
		TRUXT Investments – Equity	26,820
		Long Short Master Fund LLC
		TRUXT Investimentos Ltda	1,850,000
		Bruno de Godoy Garcia	1,850,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [            ].

Items 6 – 9.	Not Applicable

CUSIP No. G9460N114	13G	Page 9 of 10

Item 10.          Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 230.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2021

TRUXT BRAZIL LONG BIAS
By: /s/ Bruno de Godoy Garcia
Name: Bruno de Godoy Garcia
Title: Director

TRUXT INVESTMENTS – EQUITY LONG SHORT MASTER FUND LLC
By: /s/ Bruno de Godoy Garcia
Name: Bruno de Godoy Garcia
Title: Director of Investment Manager

TRUXT INVESTIMENTOS LTDA
By: /s/ Bruno de Godoy Garcia
Name: Bruno de Godoy Garcia
Title: Director

By: /s/ Bruno de Godoy Garcia
Name: Bruno de Godoy Garcia